Exhibit (d)(21)
DELL INC.
AMENDMENT, ASSUMPTION AND ACKNOWLEDGMENT AGREEMENT
     This Amendment, Assumption and Acknowledgment Agreement (the “Agreement”) is entered into by and between Dell Inc., a Delaware corporation (the “Company”), Dell Trinity Holdings Corp., a Delaware corporation (“Acquisition Sub”) and Jeff Price (“Executive” and, together with the Company and Acquisition Sub, the “Parties”), effective as of and contingent upon the Appointment Time (as defined below).
     WHEREAS, Company, Acquisition Sub and 3Par Inc., a Delaware corporation (“3Par”), expect to enter into an Agreement and Plan of Merger (the “Merger Agreement”).
     WHEREAS, upon the “Appointment Time” (as defined in the Merger Agreement), 3Par will become a majority-owned subsidiary of the Company, and upon the consummation of the Merger (as defined in the Merger Agreement) contemplated by the Merger Agreement, 3Par will become a wholly-owned subsidiary of the Company, all upon the terms and subject to the conditions set forth in the Merger Agreement.
     WHEREAS, Executive and 3Par entered into a Management Retention Agreement entered into as of May 10, 2003 and amended and restated as of December 19, 2008 (the “Management Retention Agreement”).
     WHEREAS, Executive, the Company and Acquisition Sub desire to acknowledge and agree that, effective as of and contingent upon the occurrence of the Appointment Time, Acquisition Sub, as successor to 3Par, shall assume all rights and obligations of 3Par pursuant to the Management Retention Agreement.
     NOW THEREFORE, in consideration of the promises made herein, the Parties hereby agree as follows:
     1. Assumption. The Parties hereby agree that, as of the Appointment Time, Acquisition Sub, as successor to 3Par, hereby assumes Executive’s Management Retention Agreement. As a result of such assumption, Acquisition Sub hereby assumes all obligations of 3Par under such agreement in the same manner and to the same extent as 3Par would have been required to perform such obligations in the absence of the assumption. Similarly, Acquisition Sub shall have all rights and Executive shall have all obligations under the Management Retention Agreement that, in the absence of such assumption, would have inured to the benefit of 3Par.
     2. Acceptance of New Position; No Good Reason; Modification of Good Reason Definition.
     (a) The Executive acknowledges and agrees that (1) the terms and conditions of the position offered by the Company and accepted by the Executive, as described in the offer letter and form of employment agreement provided to, and executed by, the Executive and (2) the payment of a pro-rated bonus as contemplated by Section 7.2(d) of the Merger Agreement do not constitute grounds for a “Voluntary Termination for Good Reason”, as defined in Section 4(f) of the Management Retention Agreement. Notwithstanding that the Executive has agreed to the matters set forth in the immediately preceding sentence, the Parties acknowledge and agree that Executive has not, as to any other matters, agreed to waive the right, at any time within the twelve (12) month period specified in Section 3(a) of the Management Retention Agreement, to voluntarily resign pursuant to a “Voluntary Termination for Good Reason” (as any such event is defined in the Management Retention Agreement, as modified by this Agreement) so as to become eligible for the change of control severance benefits provided in the Management Retention Agreement. For the avoidance of doubt, this right to resign pursuant to a “Voluntary Termination for Good Reason” includes, but is not limited to, any event subsequent to the Acceptance Time occurs that would provide grounds for “Voluntary Termination for Good Reason” as defined in the Management Retention Agreement (as modified by this Agreement), provided, however, that Executive must comply with all applicable required procedures and notice requirements set forth in the Management Retention Agreement.
     (b) The Executive acknowledges and agrees that, from and after the Effective Time (and after giving effect to the events contemplated by Section 2(a) of this Agreement, including any reduction in the target cash bonus opportunity contemplated thereby), the definition of “Good Reason”, as this term is used or defined in any agreement to which the Executive and 3Par (or Acquisition Sub as successor to 3Par) are parties, shall have the meaning set forth on Annex A hereto.
     3. Increase in Potential Vesting of Assumed RSUs and Assumed Options. In consideration of the Executive’s acknowledgments and agreements contained herein, and notwithstanding any provision to the contrary in the Management Retention Agreement, 100% of the unvested portion of any of the Assumed RSUs and Assumed Options shall become automatically accelerated in the event of a termination of the Executive’s employment by the Company or Acquisition Sub in the absence of “Serious Misconduct” (as defined in Annex A hereto) or by the Executive with Good Reason (as defined in this Agreement) prior to the final vesting date applicable thereto, and without regard as to whether such a termination occurs during or after the twelve (12) month period specified in Section 3(a) of the Management Retention Agreement.
     4. Change of Control. The Parties acknowledge that for all purposes of the Management Retention Agreement, the occurrence of the Appointment Time will constitute a “Change of Control” as defined therein.
     5. Terms and Conditions. The terms, conditions, protections and definitions of the Management Retention Agreement will remain in full force and effect; provided, however, that all references to the “Company” in the Management Retention Agreement will be deemed to be references to Acquisition Sub.
     6. Integration. This Agreement, together with the Management Retention Agreement, represents the entire agreement and understanding between the parties as to the subject matter herein and supersedes all prior or contemporaneous agreements whether written or oral. This Agreement may be modified only by agreement of the parties by a written instrument executed by the parties that is designated as an amendment to this Agreement.
     7. Governing Law. This Agreement will be governed by the laws of the State of Delaware (with the exception of its conflict of laws provisions).
     8. Acknowledgment. Executive acknowledges that he has had the opportunity to discuss this matter with and obtain advice from Executive’s private attorney, has had sufficient time to, and has carefully read and fully understands all the provisions of this Agreement, and is knowingly and voluntarily entering into this Agreement.
     9. Counterparts. This Agreement may be executed in counterparts, and each counterpart will have the same force and effect as an original and will constitute an effective, binding agreement on the part of each of the undersigned.
     IN WITNESS WHEREOF, the Parties have executed this Agreement on the respective dates set forth below.

DELL INC.
Dated: August 13, 2010	By	/s/ Craig A. Briscoe
		Name:	Craig A. Briscoe
		Title:	VP, Global Compensation & Benefits

DELL TRINITY HOLDINGS CORP.
Dated: August 13, 2010	By	/s/ Craig A. Briscoe
		Name:	Craig A. Briscoe
		Title:	VP, Global Compensation & Benefits

AGREED:

Jeff Price, an individual
Dated: August 13, 2010	/s/ Jeffrey A. Price
Jeff Price

Annex A
The term, “Serious Misconduct” means (i) an act of personal dishonesty taken by the Executive in connection with his or her responsibilities as an Executive and intended to result in substantial personal enrichment of the Executive, (ii) the Executive being convicted of a felony, (iii) a willful act by the Executive which constitutes gross misconduct and which is injurious to the Company, (iv) following delivery to the Executive of a written demand for performance from the Company which describes the basis for the Company’s reasonable belief that the Executive has not substantially performed his or her duties, continued violations by the Executive of the Executive’s obligations to the Company which are demonstrably willful and deliberate on the Executive’s part. To the extent curable, the Executive will not be deemed to engage in Serious Misconduct if, after notice by the Company, the Executive cures the conduct which gives rise to the Serious Misconduct.
The term “Good Reason” means that any of the following occur, without the Executive’s express written consent: (a) a demotion in the Executive’s salary grade level, (b) a reduction in the Executive’s annual base salary or target annual cash bonus opportunity, or (c) the Executive being required to relocate the Executive’s principal work location to an office or location that is more than 50 miles from his or her principal place of business. Notwithstanding the above, a condition will not constitute Good Reason unless and until the Executive informs Dell in writing of the existence of the condition within 90 days of its occurrence and Dell does not cure such condition within 30 days of receipt of such notice and the Executive then resigns the Executive’s position within 60 days after Dell’s cure period has ended.